SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)





                              BVR Technologies Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Ordinary Shares, par value NIS 0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   M20514 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 18, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the  appropriate  box to  designate  the rule  pursuant  which  this
Schedule is filed:

      |_|      Rule 13d-1(b)

      |X|      Rule 13d-1(c)

      |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. M20514 10 1

1. Name of Reporting Person: Informa Capital (1993) Ltd. I.R.S. Identification No. of Above Person (ENTITIES ONLY)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   |_|
      (b)   |X|

3.    SEC Use Only..........................................................|_|

4.    Citizenship or Place of Organization: Israel

      Number of               5.      Sole Voting Power:                      -
      Shares Bene-            6.      Shared Voting Power:            7,956,904
      ficially                7.      Sole Dispositive Power:                 -
      owned by                8.      Shared Dispositive Power:       7,956,904


9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person:  ................................................7,956,904 Shares

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions).............................................|_|

11.   Percent of Class Represented by Amount in row (9)...................8.09%

12.   Type of Reporting Person (See Instructions): CO

 CUSIP NO. M20514 10 1

1. Name of Reporting Person: Haim Geyer I.R.S. Identification No. of Above Person (ENTITIES ONLY)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|
      (b) |X|

3.    SEC Use Only..........................................................|_|

4.    Citizenship or Place of Organization: Israel

      Number of              5.      Sole Voting Power:                       -
      Shares Bene-           6.      Shared Voting Power:             7,956,904
      ficially               7.      Sole Dispositive Power:                  -
      owned by               8.      Shared Dispositive Power:        7,956,904

9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person:  ................................................7,956,904 Shares

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions).............................................|_|

11.   Percent of Class Represented by Amount in row (9)...................8.09%

12. Type of Reporting Person (See Instructions): IN

CUSIP NO. M20514 10 1

1. Name of Reporting Person: Pernod Investments Ltd. I.R.S. Identification No. of Above Person (ENTITIES ONLY)



2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|
      (b) |X|

3.    SEC Use Only..........................................................|_|



4.    Citizenship or Place of Organization:  Israel

      Number of          5.       Sole Voting Power:                          -
      Shares Bene-       6.       Shared Voting Power:                7,956,904
      ficially           7.       Sole Dispositive Power:                     -
      Owned by           8.       Shared Dispositive Power:           7,956,904


9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person:  ................................................7,956,904 Shares

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions).............................................|_|

11.   Percent of Class Represented by Amount in row (9)...................8.09%

12. Type of Reporting Person (See Instructions): CO

Item  1 (a) Name of Issuer
                BVR Technologies Ltd.

Item  1 (b) Address of Issuer's Principal Executive Offices:
                Raul Wallenberg 12
                Ramat Hayal, Tel Aviv, Israel 69719

Item  2 (a) Name of Persons Filing:
                Informa Capital (1993) Ltd. ("Informa")
                Haim Geyer ("HG")
                Pernod Investments Ltd. ("Pernod")

Item  2 (c) Citizenship:
                Informa and Pernod are Israeli corporations.
                HG is an Israeli citizen.

Item  2 (d) Title of Class of Securities:
                Ordinary Shares, par value, NIS 0.01

Item  2 (e) CUSIP Number:
                M20514 10 1

Item  3. If this statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
      (c), check whether the person is a:
                Not Applicable.

                  (a)[  ] Broker or dealer registered under Section 15 of the
                          Exchange Act;

                  (b)[  ] Bank as defined in Section 3(a)(6) of the Exchange
                          Act;

                  (c)[  ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                  (d)[  ] Investment Company registered under Section 8 of the
                          Investment Company Exchange Act;

                  (e)[  ] Investment Adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f)[  ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)[  ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)[  ] Saving Association as defined in Section 3(b) of The
                          Federal Deposit Insurance Act;

                  (i)[  ] Church Plan that is excluded from the definition of an
                          Investment Company under Section 3(c)(14) of the
                          Investment Company Act;

                  (j)[  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

                                                                                            Ordinary Shares
                                                                                            ---------------
       (a)    Amount Beneficially Owned(1):                                                       7,956,904
       (b)    Percent of Class:                                                                       8.09%
       (c)    Number of shares as to which such person has(1):                                            -
              (i)   sole power to vote or to direct the vote:                                             -
              (ii)  shared power to vote or to direct the vote:                                   7,956,904
              (iii) sole power to dispose or to direct the disposition of:                                -
              (iv)  shared power to dispose or direct the disposition of:                         7,956,904

------------------

(1)   Includes 7,956,904 shares of Ordinary Shares owned by Informa. Each of HG
      - as Director of Informa, and Pernod - as controlling stockholder of Informa, may be deemed to share voting and dispositive power with respect to these shares.

Item 5. Ownership of Five Percent or Less of a Class [ ]

Item 6. Ownership of More than Five Percent on Behalf of another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8. Identification and Classification of Members of the Group. Not
        Applicable

Item 9. Notice of Dissolution of Group. Not Applicable

Item 10.          Certification.
                                   By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2004



                                    INFORMA CAPITAL (1993) LTD.

                                    By: /s/ Haim Geyer
                                        ---------------------------------------
                                        Name: Haim Geyer
                                        Title: Director


                                        /s/ Haim Geyer
                                        ---------------------------------------
                                            Haim Geyer

                                    PERNOD INVESTMENTS LTD.

                                    By: /s/ Haim Geyer
                                        ---------------------------------------
                                        Name: Haim Geyer
                                        Title: Director

                  Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth herein below.

Dated:  March 30, 2004



                                    INFORMA CAPITAL (1993) LTD.

                                    By: /s/ Haim Geyer
                                        ----------------------------------------
                                        Name: Haim Geyer
                                        Title: Director


                                        /s/ Haim Geyer
                                        ----------------------------------------
                                        Haim Geyer

                                    PERNOD INVESTMENTS LTD.

                                    By: /s/ Haim Geyer
                                        ----------------------------------------
                                        Name: Haim Geyer
                                        Title: Director